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                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                S C H E D U L E 13D

                     Under the Securities Exchange Act of 1934
                                 (Amendment No. )*

                                MEDIAX CORPORATION
_______________________________________________________________________________
                                  (Name of Issuer)

                          COMMON STOCK, $0.0001 PAR VALUE
_______________________________________________________________________________
                           (Title of Class of Securities)

                                       989316
                                   (CUSIP Number)


                                    Ted Ralston
                                241 Hartford Court
                                 Lima, Ohio 45805
                             Telephone (419) 235-5121

_______________________________________________________________________________
                   (Name, Address and Telephone Number of Persons
                 Authorized to Receive Notices and Communications)

                                    July 2, 1998
_______________________________________________________________________________
                (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).                      (Continued on following page(s))

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CUSIP No.   989316                       13D
________________________________________________________________________________
________________________________________________________________________________
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Ted Ralston

________________________________________________________________________________
 2   Check the Appropriate Box if a Member of a Group*               (a) [  ]
                                                                     (b) [  ]
________________________________________________________________________________
 3        SEC Use Only

________________________________________________________________________________
 4        Source of Funds*         PF

________________________________________________________________________________
 5        Check Box if Disclosure of Legal Proceedings is Required
                                                                         [  ]

________________________________________________________________________________
 6        Citizenship or Place of Organization                   United States

                    7    Sole Voting Power
                              200,000 shares
   Number of        ____________________________________________________________
    Shares          8    Shared Voting Power
 Beneficially                 0 shares
   Owned By         ____________________________________________________________
     Each           9    Sole Dispositive Power
   Reporting                  200,000 shares
    Person          __________________________________________________________
     With           10   Shared Dispositive Power
                              0 shares
______________________________________________________________________________
11        Aggregate Amount Beneficially Owned By Each Reporting Person
                                   200,000 shares
______________________________________________________________________________
12        Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                     [  ]

_______________________________________________________________________________
13        Percent of Class Represented by Amount in Row (11)
                                                                 8.4%
_______________________________________________________________________________
14        Type of Reporting Person*
                                          IN
________________________________________________________________________________
________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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     This statement, dated December 18, 1998, relates to ownership of certain securities of MediaX Corporation (the "Issuer") by the reporting person.

ITEM 1.  SECURITY AND ISSUER.

     (a) Common Stock, $.0001 par value per share (CUSIP No. 989316) ("Common Stock").

     (b) Warrants ("Warrants") entitling the reporting person to purchase an aggregate of 2,439,000 shares of Common Stock at exercise prices ranging from $0.10 to $0.40 per share with an expiration date of September 7, 2001. The Warrants, by their terms, are immediately exercisable. However, as set forth in Item 4, exercise of the Warrants is subject to certain limitations pursuant to a subsequent agreement entered into between the Issuer and the reporting person.

     (c)  MediaX Corporation
          8522 National Boulevard, Suite 110
          Culver City, California  90232

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)  Ted Ralston.

     (b)  Address: 241 Hartford Court, Lima, Ohio 45805.

     (c)  Principal Occupation:  Salesman.

     (d) Within the last five (5) years, the reporting person has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

     (e) Within the last five (5) years, the reporting person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

     (f)  Citizenship:  United States.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     The reporting person obtained the Warrants in exchange for the performance of services to the Issuer pursuant to a Consulting Agreement between the Issuer and the reporting person dated July 2, 1998 (the "Consulting Agreement"). The reporting person exercised the Warrants and
purchased 200,000 shares of Common Stock on December 1, 1998.   The reporting
person used his personal funds to pay the exercise price.

ITEM 4.  PURPOSE OF TRANSACTION.

     The reporting person acquired the shares of Common Stock for purposes of investment. Pursuant to a letter agreement (the "Letter Agreement") with the Issuer dated November 18, 1998, the Warrants cannot be exercised for more than 200,000 shares of Common Stock during any 60 consecutive day period and also


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may not be exercised if the exercise would result in the aggregate number of shares of Common Stock owned by the reporting person exceeding 9.5% of the Issuer's outstanding shares of Common Stock. The Letter Agreement also precludes the reporting person from selling more than 200,000 shares of Common Stock during any 60 consecutive day period.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

     (a) The reporting person beneficially owns 200,000 shares of Common Stock. In addition, the reporting person is the owner of Warrants to purchase 2,439,000 shares of Common Stock. None of the Warrants may be exercised during the next 60 days. Based on 2,380,375 shares of Common Stock outstanding as of December 16, 1998 (as reported by the transfer agent of the Issuer), the 200,000 shares of Common Stock beneficially owned by the reporting person represent 8.4% of the Issuer's outstanding shares of Common Stock as of such date.

     (b) The reporting person has the sole power to vote and to dispose of all the shares of Common Stock that are reported as beneficially owned by the reporting person pursuant to paragraph (a).

     (c) On December 1, 1998, the reporting person exercised Warrants to purchase 200,000 shares of Common Stock from the Issuer at a price of $0.10 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Warrants were issued to the reporting person pursuant to the Consulting Agreement and are subject to terms of the Consulting Agreement and the Letter Agreement. Exercise of the Warrants and transfer of shares of Common Stock acquired upon exercise of the Warrants is subject to the restrictions set forth in the Letter Agreement as described in Item 4.
Except for the circumstances discussed or referred to above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer between the Issuer and the reporting person.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.

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                                      SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date:  December 18, 1998           /s/ TED RALSTON
                                   -----------------------------------
                                    Ted Ralston



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



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